Exhibit 99.2

SLIDE#1: CONFERENCE TITLE SLIDE

SLIDES#2: CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [ ].  Good morning everyone, and thank you for joining us to discuss our fourth quarter and fiscal year 2012 financial results.  On the call with us today are David Reis, CEO; Erez Simha, CFO and COO-Israel; and Scott Crump, Chairman and Chief Innovation Officer of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.  In addition, a replay of today’s call, including access to the slide presentation, will be made available on the Investor Section of our web site later today.

SLIDE#3: FORWARD LOOKING STATEMENT

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the Company’s annual report for 2012 to be filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to Scott Crump, Chairman and Chief Innovation Officer of Stratasys. Scott.

SLIDE#4: SCOTT CRUMP TITLE

SPEAKER: SCOTT CRUMP

Thank you Shane.  I would like to welcome all of you to the first quarterly conference call of Stratasys Ltd as a combined company.

We are very pleased with our accomplishments in the fourth quarter, including our strong financial performance.

These are very exciting times with significant opportunities for long-term growth.  Prior to closing the merger our combined team spent 5 months developing a comprehensive integration plan to prepare for our success.

The fourth quarter was a very busy time for our company, as we worked hard to close the game-changing merger between Stratasys and Objet, while conducting business as usual within our extensive sales and marketing organization.

I am happy to report we pulled it off, and we have established a world-class organization of employees and partners to lead the company forward.

Now, I am also very pleased to introduce to you the new CEO of Stratasys, David Reis, who will lead our conference call today.  David.

SLIDE#5: DAVID REIS TITLE

SPEAKER: DAVID REIS

Thank you Scott and good morning everyone.  I would also like to thank you for joining today’s call.  As Scott mentioned, this is an exciting day for all of us, and we are very pleased with the results we have released today.

SLIDE#6: HIGHLIGHTS

In addition to our impressive financial results, we are excited about completing the merger of our two leading companies, and the positive implications it has on our future.

We have initiated our integration plan for our worldwide sales and marketing organization; introduced exciting new products; and are planning for additional investments in product and channel development that we believe will expand applications and drive future acceptance.

We have a focused strategy and are confident that our new combined organization will be the leader in this rapidly developing market, and provide significant long-term value to our shareholders

I will return later in the call to provide more details on our strategy, but first I would like to turn the call over to our CFO and COO-Israel, Erez Simha, who will provide you details on our financial results. Erez.

SLIDE#7 EREZ SIMHA TITLE

SPEAKER: EREZ SIMHA

Thank you David, and good morning everyone.

We have provided you a significant amount of financial information in today’s press release and conference call presentation.

In addition to the pro forma GAAP financial results, we have included corresponding pro forma non-GAAP financial results, which we believe more accurately reflect the combined performance of our company.

Within this non-GAAP presentation, we would like to make special note of the significant acquired intangible asset amortization expense that is excluded.  This intangible asset was created by the merger of Stratasys, Inc. and Objet Ltd.

$462 million of intangible assets will be amortized over approximately 10 years on average, and will have a significant impact on our GAAP results during that period.

In addition to the amortization of intangible assets, other costs excluded from our non-GAAP presentations include the significant costs associated with share-based compensation expense; the expenses related to completing our merger; and the expenses associated with Objet’s efforts to go public in 2012.

Our focus on today’s call will be on the pro forma non-GAAP financial results of the combined company — Stratasys Ltd.  However, these non-GAAP financial measures should be used in combination with our GAAP metrics to evaluate our performance.  Note that when we refer to GAAP metrics, we are referring to pro forma GAAP numbers prepared in accordance with Article 11 of SEC Article SX, which numbers give effect to the merger as though it had occurred on January 1, 2011 of the relevant year with one-time merger related costs excluded from the report.

The non-GAAP to GAAP reconciliations are provided in a table within our slide presentation and press release.

SLIDE#8: FINANCIALS — ANNUAL OVERVIEW

The merger between Stratasys, Inc. and Objet Ltd. was completed on December 1, 2012, creating an industry leader within the additive manufacturing and 3D printing industry.

The two companies that merged to create Stratasys Ltd. have a history of strong growth, with a financial model driven by selling a broad portfolio of systems, consumables and services.

In 2012, the company generated $359 million in pro forma combined revenue, an impressive organic increase of 30% over the $277 million in pro forma combined revenue for fiscal 2011.

Pro forma non-GAAP gross margin improved by approximately 158 basis points in fiscal 2012 to 58.0%, driven by strong sales of our higher-margin products.

And finally, pro forma non-GAAP net profit for 2012 grew by an impressive 60% over 2011, to $59.6 million, or $1.49 per share.

We would also like to highlight the strong $28.6 million in system backlog we carry into fiscal 2013.

SLIDE#9: REVENUE DETAILS — ANNUAL

Pro forma product revenue increased by 31% in 2012 over the prior year, driven by the strong growth of the company’s systems and consumables revenue.

System revenue increased by 33% in 2012, driven by demand for the company’s higher-priced Fortus 3D production systems and broad portfolio of Polyjet 3D printers.

Within Fortus, DDM applications and the introduction of the Fortus 250mc were the primary contributors to growth.

Within Polyjet, the growth was broad-based, as the channel continues to grow and mature.

Consumable revenue was consistently strong throughout 2012, increasing by 26% for the year, driven by an acceleration in customer usage, as well as the company’s growing installed base of systems.

Our higher-end FDM and PolyJet system sales were a principal driver of consumable sales growth in 2012 given the products line’s relatively higher consumable utilization rates.

Pro forma service revenue increased by 21% in 2012 over the prior year, driven by a 19% increase in maintenance revenue, and a 24% increase in revenue within our RedEye paid parts service.

Maintenance revenue benefited from our growing installed base of systems, while RedEye benefited from strong demand for large and complex production parts.

SLIDE#10: SYSTEM SALES — ANNUAL

Pro forma unit sales increased by 29% in fiscal 2012 over the prior year, driven by sales of the company’s Fortus systems, Polyjet 3D printers, and Idea Series uPrint and Mojo 3D printers.

Stratasys has now sold 29,816 systems worldwide on a consolidated basis.

SLIDE#11: GROSS PROFIT — ANNUAL

Pro forma non-GAAP gross margin improved to 58.0% in fiscal 2012 over the 56.5% for the same period last year.

Pro forma non-GAAP product gross margin benefited during 2012 from the relatively strong growth in sales of the company’s higher-margin systems and consumables.

Product gross margin also benefitted from the better overhead coverage provided by an increase in sales volume compared to prior year periods, as well as a build-up of finished goods inventory to stock third-party distribution centers in Asia and Europe.

The stocking of third-party distribution centers, which remain as inventory on our balance sheet, was done in anticipation of completing the merger and initiating a combined order fulfillment process that is locally focused.

Pro forma non-GAAP service gross margin was lower in 2012 due to higher new product introduction service-related costs.  We proactively initiated field-related upgrades to certain systems to improve customer satisfaction.

SLIDE#12: OPEARTING PROFIT - ANNUAL

Pro forma non-GAAP research and development expenses increased by 15% for fiscal 2012 over last year, driven by new systems and material development initiatives.

Pro forma non-GAAP SG&A expenses increased by 32% for fiscal 2012.  The increase was driven by changes in our product distribution strategy involving independent sales agents, which resulted in increased sales commissions paid to those agents.

SG&A expenses were also impacted by significant expenses surrounding our new Mojo 3D printer launch, and increased expenses for strategic initiatives to increase our market awareness.

Pro forma non-GAAP operating income increased by 46% for fiscal 2012, driven by strong sales as discussed previously.

SLIDE#13: FINANCIALS — QUARTERLY

Our fourth quarter pro forma non-GAAP results were also impressive, especially when you consider the significant amount of resources committed during the period to complete our game-changing merger, and initiate an integration plan for our worldwide sales and marketing organization.

The company generated $96.4 million in pro forma combined revenue in the fourth quarter, an organic increase of 23% over the same period last year.

Pro forma non-GAAP net profit increased by 40% over the prior year to $16.3 million, or $0.40 per share.

SLIDE#14: REVENUE DETAILS — QUARTERLY

Pro forma product revenue increased by 23% for the fourth quarter over the prior year, and similar to the fiscal year results, was driven by the strong growth of the company’s systems and consumables revenue.

System revenue increased by 25%, and consumable revenue increased by 17% for the fourth quarter.

Pro forma service revenue increased by 25% in fourth quarter over the prior year, driven by a 22% increase in maintenance revenue, and a 33% increase in revenue within our RedEye paid parts service.

Similar to the fiscal year, maintenance revenue benefited from our growing installed base of systems, while RedEye benefited from strong demand for large and complex production parts.

SLIDE#15: SYSTEM SALES — QUARTERLY

Pro forma unit sales increased by 17% in the fourth quarter over the prior year, driven by sales of the company’s Fortus, Polyjet and Mojo systems.

SLIDE#16: GROSS PROFIT — QUARTERLY

Pro forma non-GAAP gross margin improved to 57.8% in fourth quarter over the 56.9% for the same period last year.

Pro forma non-GAAP product gross margin benefited during the quarter from the relatively strong growth in sales of the company’s higher-margin systems and consumables.

Pro forma non-GAAP service gross margin was lower in the fourth quarter due to the factors we discussed earlier.

SLIDE#17: OPERATING PROFIT - QUARTERLY

Pro forma non-GAAP research and development expenses increased by 25% for the fourth quarter over last year, driven by the new product initiatives discussed earlier.

Pro forma non-GAAP SG&A expenses increased by 29% for the fourth quarter over last year, driven by the higher sales commissions and market development initiatives.

Pro forma non-GAAP operating income increased by 19% for the fourth quarter over last year, driven by the strong growth in sales.

SLIDE#18: GROWTH DRIVERS

Slide #18 provides you an overview of the major growth drivers we have discussed for both periods.

SLIDE#19: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

Sales growth in the North America and Asia Pacific regions continue to outpace the EMEA region.

SLIDE#20, #21, & #22: NON-GAAP RECONCILLIATION

I won’t be reviewing the specific items in Slide #20, #21, and #22, which provide you reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided for your reference.

SLIDE#23: BALANCE SHEET & CASH FLOW

We increased our pro forma combined cash, cash equivalents, and investments balance by approximately $28 million in 2012 over the prior year, and finished the year with approximately $156 million.

Inventory balances were $68.0 million at the end of fiscal 2012, which is up significantly from the $48.8 million at the end of 2011.

Inventory is higher in large part from our planned strategy to transition our order fulfillment processes for the Stratasys, Inc. product line to include two additional distribution centers, one located in Asia and one in Europe.

Inventory is also higher in anticipation of future growth in sales.

Accounts receivable was $64.7 million at the end of fiscal 2012, and days sales outstanding, or DSO, was 62 days.

SLIDE#24: GUIDANCE

Revenue guidance of $430 million to $445 million for 2013 indicates growth of 20% to 24% over the $359.0 million in pro forma revenue reported for fiscal 2012.

Market activity for the company’s products has increased substantially in recent months, driven in part by the significant attention that 3D printing has received from the trade and mainstream media. We expect this favorable environment will continue in 2013.

Revenue growth is expected to be relatively stronger in the second half of the year as we progress through our integration plan and revenue synergies from selling the combined product portfolio begin to  ramp. Guidance assumes that the merger integration plan will be a major focus in 2013, and that the company will make significant investments to fund growth, including incremental sales, marketing and R&D expenses.

Non-GAAP earnings per share guidance of $1.80 to $1.95 per share represents growth of 21% to 31% over the $1.49 in pro forma non-GAAAP earnings per share reported for fiscal 2012. Our guidance assume relatively stable gross margins relative to the levels observed in the pro forma non-GAAP fiscal 2012 results, as well as the partial realization of some merger-related synergies — the most significant cost synergy in 2013 coming from income tax expense.

As the result of the merger, we began to realize some tax synergies in the fourth quarter, and we expect to generate additional synergies in the coming months, that will lower our effective tax rate compared to rate for 2012.

Our guidance also incorporates significantly higher investments to fund growth, which includes incremental sales, marketing and R&D expenses.

Non-GAAP earnings guidance excludes the estimated impact of some additional merger-related expenses; the impact of share-based compensation expense; and the significant expense associated with the amortization of acquired intangibles.

The reconciliation to GAAP is provided in the slide presentation and our press release.

SLIDE#25: GUIDANCE — TARGET MODEL

Our longer-term operating model target includes:

•                  Annual revenue growth of at least 20 percent;

•                  Non-GAAP operating income as a percent of sales of between 20 and 25 percent;

•                  An effective tax rate of between 15 and 20 percent; and

•                  Non-GAAP net income as a percent of sales of between 16 and 21 percent.

SLIDE#26: GUIDANCE — FINANCIAL SUMMARY & CHART

In summary, we are very pleased with our fourth quarter and full year financial results.

We generated strong growth on a pro forma non-GAAP basis in both revenue and net income; and experienced expansion in our gross margin driven by sales of our higher margin products.

And finally, we are positioning the company for strong growth in the future through strategic investments in R&D and channel development.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview. David.

SLIDE#27: DAVID REIS TITLE STRATEGIC OVERVIEW

Thank you Erez.

SLIDE#28: MERGER UPDATE

I would first like to provide you a quick update on where we stand on the merger between Stratasys and Objet.  As you know, we completed the merger through an all-stock transaction on December 1st, bringing together two companies with complementary product lines, as well as a shared commitment to innovation and excellence.  So far, everything is going according to our plan.

The new Stratasys now offers customers a broad array of innovative 3D printing and direct digital manufacturing solutions from a single destination.  We can deploy this comprehensive product portfolio across a larger and more experienced sales and marketing team.

Our market reach has expanded, and we are beginning to see opportunities for cross-selling of the complementary product portfolio into the combined company’s large installed base of systems.

To begin developing the cross-selling opportunity, we completed the cross-training of 18 resellers in December that began the task of selling the combined product portfolio on January 1, 2013.  We are currently accelerating the cross-training of additional resellers, and expect to have the channel fully cross-trained within 18 months.

We are very excited about the long-term potential of this merger and we have initiated a detailed plan for integrating our two companies.

However, we do not underestimate the sizable task we have at hand, and the significant resources required to integrate our sales and marketing organization.

This integration plan will be a major focus throughout 2013, which we believe will ultimately create significant value through the creation of a stronger company.

The financial guidance we have provided today is driven by a balance between driving near-term growth, with the need to focus on initiatives that build long-term shareholder value creation.

SLIDE#29: SHAPING THE NEXT INDUSTRIAL REVOLUTION

Our industry has received a lot of attention lately.  I think it is important for me to take a moment to review our market opportunity, and the unique developments we are observing within the industry; and combine that with a discussion of the strategies we are implementing to exploit those opportunities.

We are on the forefront of a significant change within manufacturing, as companies are utilizing our products to change the way they conceive, design and make things.

SLIDE#30: CAD MARKET

This opportunity starts with the rapid growth of 3D design and analysis tools that are becoming more functional and easier to use.

There are approximately 14 million total CAD seats and more than five million 3D CAD seats currently worldwide; and we expect those numbers to continue to grow.

However, despite this large addressable market, we estimate fewer than 50,000 professional 3D printers have been installed through the end of 2011, suggesting a significant market opportunity for us.

SLIDE#31: STRATEGY OVERVIEW

In targeting this opportunity we have a strategy of expanding within the traditional 3D CAD market, while focusing on providing our customers across multiple verticals with an expanding number of applications.

We believe we can achieve this by focusing on developing innovative new systems and materials; and by investing in new avenues of distribution to drive adoption.

As we grow and expand our installed base of systems, we will benefit from a business model that offers significant leverage potential through the sale of high margin consumables.

We believe we are in the early stages of a multi-year growth opportunity.

SLIDE#32: TECHNOLOGY OVERVIEW

We now employ three very distinct technology platforms.

1.              We offer advanced FDM Technology, which is a great solution for functional prototypes and applications requiring high levels of durability.

2.              We offer PolyJet Technology, which provides high resolution printing for applications that require high feature detail.

3.              And we offer the Solidscape technology, which is great for sophisticated investment casting applications.

We offer customers “the best of all worlds.”  Whether customers need multi-material capabilities or durable materials, prototypes or finished parts, Stratasys can meet their needs with a product or service.

SLIDE#33: INTRODUCTION TO PRODUCTS

Our proprietary technologies support an impressive portfolio of highly functional and complementary 3D printing and direct digital manufacturing systems.

We can provide the right solution to customers to address their needs across the entire 3D design and manufacturing spectrum.  From concept modeling to direct digital manufacturing, we expect to have a solution.

SLIDE#34: PRODUCT OVERVIEW

We serve a broad range of industries, and have products ranging from entry-level to high end systems.

Within the Idea Series, Stratasys offers several leading products, starting with the Mojo, which are used for conceptual and functional modeling.  These products help give form to the designer’s idea quickly, in a format that is highly accessible, affordable, and easy to use.

Within the Design Series, we offer products that help companies refine and finalize their designs before committing them to production.  This includes high-performance prototyping for functional testing, as well as systems which offer true-to-life designs for visual verification.

Within the Production Series, we offer products which produce finished parts; or produce complex wax patterns used in the investment casting process of finished parts.

We now offer solutions across the entire design and manufacturing spectrum, from conceptual modeling, to fit and form prototyping, to functional prototyping, and up to direct digital manufacturing.

Our portfolio of products will continue to expand given our focus on investing in technology and new products.

For example, we recently introduced the Objet 1000 at Euromold in November.  The Objet 1000 is a wide format 3D printer that allows for the rapid printing of industrial-sized parts that are highly complex and detailed.

The new system features a build chamber that is more than 14 cubic feet in size, 10 times larger than the build volume of our next largest Polyjet system.

The system is ideal for producing big scale models in industries that make large end-products such as automotive, aerospace, household appliances, defense systems, and industrial equipment.

The new system is priced at a premium and offers the full functionality of a Connex machine — with a choice of more than 120 different materials.

The Objet 1000 is the third major system platform introduced within a six-month period for Stratasys, which includes the Solidscape 3Z and Mojo products.

SLIDE#35: VALUE IN DESIGN APPLICATIONS

The value proposition for our customers is clear.

For design applications, we help liberate creativity by allowing the designer to test multiple ideas before committing to one design.  Our printers help designers get their products to market faster by shortening design cycles and accelerating lead times.

In addition, our printers help eliminate costly design errors by making sure the final product is true to the intended design.

SLIDE#36: MICROSOFT SURFACE

A great example of how our products provided value in the design process is with Microsoft and the design of their new tablet, the Surface, which was refined and finalized by evaluating several hundred prototypes made on a Stratasys 3D printers.

SLIDE#37: VALUE IN MANUFACTURING

For manufacturing applications, we give manufacturers a more cost effective process to make usable parts, and a process that allows for greater manufacturing flexibility and mass customization.

SLIDE#38: PARIS FASHION WEEK

One the more innovative manufacturing application we have observed recently was on the runways of the Fashion Week in Paris.

An elaborate 3D printed skirt and cape created in collaboration with Professor Neri Oxman from MIT was displayed at the show.

The 3D printed skirt and cape were produced using Stratasys’ unique Objet Connex multi-material 3D printing technology, which allows a variety of material properties to be printed in a single build. This allowed both hard and soft materials to be incorporated within the design, crucial to the movement and texture of the piece.

The prints are quite amazing, and I encourage you to review them by accessing the video provided on our Investor Relations web site.

SLIDE#39: CHANNEL

Growing our marketing and sales capabilities, as well as our combined network of resellers, will be critical to future growth.

We currently partner with approximately 260 resellers and sales agents worldwide, supported by 42 direct channel managers in more than 70 countries.

We believe we have the best channel in the industry, but we will continue to invest aggressively in channel development over the coming quarters.

We have identified three areas of focus for the development of  specific channel strategies, which include the dental, education and DDM markets.

We believe those markets are significantly underdeveloped for certain additive manufacturing applications, and require unique channel strategies to fully exploit them.

SLIDE#40: SUMMARY

In summary, I would like to emphasize the tremendous strategic opportunity for our customers, our channel partners, and our employees around the world.

The merger of Stratasys and Objet have placed the company in a leadership position within a market that is developing rapidly.

Going forward, our strategy will:

1.              Identify new applications for our proprietary 3D printing technologies, while expanding beyond the traditional CAD market to various vertical markets and applications.

2.              Drive further market adoption through lower capacity entry level systems.

3.              Leverage our global reseller network to expand our customer base and further penetrate existing customers.

4.              Maintain and extend our technology lead.

5.              And grow through complementary acquisitions.

We plan to execute this strategy while maintaining a very attractive business model that has significant leverage potential as we grow our business.

Me and all of us at Stratasys are passionate believers in the value and power of 3D printing, and we are here to lead the development of this industry.

We would now like to address any questions you might have.  Operator, please open up the call to questions.

SLIDE#41: Q&A

Q&A TO TAKE PLACE

OPERATOR

This concludes the question-and-answer session.  I would like to turn the call back over to Stratasys CEO David Reis for any closing remarks.  Please proceed.

David Reis — CEO

I want to thank everyone for joining this call.  We look forward to speaking with you again next quarter.  Goodbye.

OPERATOR

Ladies and gentlemen, this concludes the conference call.  A replay of today’s conference may be accessed by webcast or by dialing the replay numbers provided in the slide presentation.

Thank you.